Exhibit 99.2

Financial Statements

Aurinia Pharmaceuticals Inc.

YEAR END 14

For the year ended

December 31, 2014

Aurinia

Aurinia Pharmaceuticals Inc.

Consolidated Financial Statements

December 31, 2014

(expressed in US dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and reflect where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management, to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with Canadian Auditing Standards on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Stephen Zaruby	(Signed) “Dennis Bourgeault”

Chief Executive Officer	Chief Financial Officer

Victoria, British Columbia March 26, 2015

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

March 26, 2015

Independent Auditor’s Report

To the Shareholders of

Aurinia Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014, December 31, 2013 and January 1, 2013 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2014 and December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries as at December 31, 2014, December 31, 2013 and January 1, 2013 and their financial performance and their cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Financial Position

(in thousands of US dollars)

	December 31, 2014 $	December 31, 2013 $	January 1, 2013 $
		(restated – note 3(a))	(restated – note 3(a))
Assets

Current assets
Cash and cash equivalents (note 6)	22,706	1,821	185
Short-term investment (note 7)	9,998	—	—
Accounts receivable	92	106	184
Prepaid expenses	755	169	75

	33,551	2,096	444
Non-current assets

Property and equipment (note 8)	52	37	88

Intangible assets (note 9)	18,489	20,882	3,031

Prepaid deposits	286	152	—

Investment (note 10)	—	—	595

	52,378	23,167	4,158

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	2,464	2,904	1,623
Current portion of deferred revenue (note 13)	217	228	340
Provision for restructuring costs (note 17)	155	—	—
Drug supply loan (note 12)	—	1,318	1,707
Contingent consideration (note 14)	—	1,600	—

	2,836	6,050	3,670
Non-current liabilities
Deferred revenue (note 13)	847	1,114	2,606
Provision for restructuring costs (note 17)	116	—	—
Contingent consideration (note 14)	3,473	2,690	—

	7,272	9,854	6,276

Shareholders’ Equity (Deficit)

Share capital
Common shares (note 15)	258,494	220,908	204,684
Warrants (note 15)	11,483	2,256	417

Contributed surplus	12,306	10,074	9,844

Accumulated other comprehensive loss	(805)	(200)	—

Deficit	(236,372)	(219,725)	(217,063)

	45,106	13,313	(2,118)

	52,378	23,167	4,158

Commitments and contingencies (note 24)

Subsequent event (note 27)

Approved by the Board of Directors

(signed) Richard Glickman	(signed) Charles A. Rowland Jr.

Director	Director

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2014 and December 31, 2013

(expressed in US dollars, in thousands, except per share data)

	2014 $	2013 $
		(restated – note 3(a))

Revenue (note 13)
Licensing revenue	118	860
Research and development revenue	100	107
Contract services	60	2

	278	969

Expenses
Research and development – net (note 16)	9,112	1,992
Corporate, administration and business development (note 16)	6,890	2,298
Acquisition and restructuring costs (note 17)	1,068	1,513
Amortization and impairment of intangible assets (note 9)	1,480	783
Amortization of property and equipment	41	49
Contract services	37	1
Other expense (income) – net (note 18)	(1,703)	906

	16,925	7,542

Loss before income taxes	(16,647)	(6,573)

Income tax (recovery) (note 19)	—	(3,911)

Net loss for the year	(16,647)	(2,662)

Other comprehensive loss
Item that will not be reclassified subsequently to loss Translation adjustment	(605)	(200)

Comprehensive loss for the year	(17,252)	(2,862)

Net loss per share (note 20) (expressed in $ per share)
Basic and diluted loss per common share	(0.57)	(0.42)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the years ended December 31, 2014 and December 31, 2013

(expressed in US dollars, thousands)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity (deficit) $

Balance – January 1, 2014	220,908	2,256	10,074	(219,725)	(200)	13,313

Issue of units (note 15(a))	38,748	10,418	—	—	—	49,166
Share issue costs	(2,751)	(739)	—	—	—	(3,490)
Exercise of warrants (note 15(b))	1,589	(406)	—	—	—	1,183
Expiry of warrants	—	(46)	46	—	—	—
Stock-based compensation (note 15(c))	—	—	2,186	—	—	2,186
Net loss for the year	—	—	—	(16,647)	—	(16,647)
Comprehensive loss for the period	—	—	—	—	(605)	(605)

Balance – December 31, 2014	258,494	11,483	12,306	(236,372)	(805)	45,106

Balance – January 1, 2013	204,684	417	9,844	(217,063)	—	(2,118)

Issuance of first offering units (note 15(a))	408	458	—	—	—	866
Issuance of second offering units (note 15(a))	4,179	1,363	—	—	—	5,542
Issuance of common shares to ILJIN (note 15(a))	3,671	—	—	—	—	3,671
Issuance of Common shares and warrants on acquisition of Aurinia Pharma Corp. (note 15(b))	7,959	18	—	—	—	7,977
Stock-based compensation (note 15(c))	—	—	230	—	—	230
Exercise of stock options	7	—	—	—	—	7
Net loss for the year	—	—	—	(2,662)	—	(2,662)
Comprehensive income for the period	—	—	—	—	(200)	(200)

Balance – December 31, 2013	220,908	2,256	10,074	(219,725)	(200)	13,313

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and December 31, 2013

(expressed in US dollars, thousands)

	2014	2013
	$	$

Cash flow provided by (used in)

Operating activities
Net loss for the year	(16,647)	(2,662)
Adjustments for
Amortization of deferred revenue	(218)	(967)
Amortization of property and equipment	41	49
Amortization and impairment of intangible assets	1,480	783
Revaluation of contingent consideration	848	—
Change in provision for restructuring costs	271	—
Gain on warrant liability	(2,834)	—
Share issue costs allocated to warrant liability	203	—
Stock-based compensation	2,186	230
Gain on disposal of property and equipment	(4)	(68)
Amortization of deferred lease inducements	—	(8)
Deferred income tax recovery	—	(3,911)
Foreign exchange loss related to non-operating activities	—	158
Gain on acquisition of Aurinia Pharma Corp.	—	(3,501)
Loss on contract settlement with ILJIN	—	4,266

	(14,674)	(5,631)
Net change in other operating assets and liabilities (note 22)	(2,230)	1,011

Net cash used in operating activities	(16,904)	(4,620)

Investing activities
Increase in short-term investment	(9,998)	—
Cash acquired from Aurinia Pharma Corp. (note 5(b))	—	4
Proceeds on disposal of equipment	4	68
Purchase of equipment and leaseholds	(58)	—
Capitalized patent costs	(32)	(108)

Net cash used in investing activities	(10,084)	(36)

Financing activities
Payment of financing milestone to ILJIN	(1,600)	—
Proceeds from issuance of units, net	48,307	6,017
Proceeds from exercise of warrants	1,183	—
Proceeds from exercise of stock options	—	2
Proceeds from issuance of promissory notes	—	391
Principal payments under capital lease	—	(35)

Net cash generated from financing activities	47,890	6,375

Effect of exchange rate changes on cash and cash equivalents	(17)	(83)

Increase in cash and cash equivalents during the year	20,885	1,636

Cash and cash equivalents – Beginning of year	1,821	185

Cash and cash equivalents – End of year	22,706	1,821

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

1	Corporate information

Aurinia Pharmaceuticals Inc. or the Company is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 26, 2015.

Basis of measurement

The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.

Functional and presentation currency

These consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.

(1)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

3	Summary of significant accounting policies and change in accounting policies

a)	Functional currency and change in presentation currency

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (CA$) to the United States dollar (US$). The change in functional currency, which has been accounted for prospectively, is to better reflect the Company’s business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotech industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the US$ presentation currency. For the 2013 comparative balances, assets and liabilities have been translated into US dollars at the rate of exchange prevailing at the reporting date. The statement of comprehensive income (loss) was translated at the average exchange rates for the reporting period, or at the exchange rates prevailing at the date of significant transactions. Exchange differences arising on translation were taken to cumulative translation adjustment in shareholders’ equity. The Company has presented a third statement of financial position as at January 1, 2013 without the related notes except for the disclosure requirements outlined in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In addition, the Company adopted a policy of not reassessing classification of warrants after initial issuance and therefore there is no effect to previously issued warrants exercisable in CA$.

b)	Summary of significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination, are measured initially at their fair values at the acquisition date. If any unallocated portion is positive, it is recognized as goodwill and if negative, it is recognized as a gain in the statement of operations.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

(2)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

Inter-company transactions, balances and unrealized gains on transactions between companies are eliminated.

Translation of foreign currencies

The monetary assets and liabilities of operations denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the end of the period. Revenues and expenses related to monetary assets and liabilities are translated at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the statement of operations and comprehensive income (loss).

Revenue recognition

Payments received under collaboration agreements may include upfront payments, milestone payments, contract services, royalties and license fees. Revenues for each unit of accounting are recorded as described below:

•	Licensing and research and development revenues

The Company has agreements in specific regions with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

•	Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones.

•	Contract services

Revenues from contract services are recognized as services are rendered, the price is fixed or determinable and collection is reasonably assured.

•	Royalty payments

Royalty income is recognized on the accrual basis in accordance with the substance of the relevant agreement.

(3)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the statement of operations during the period in which they are incurred.

The major categories of property and equipment are amortized on a straight-line basis as follows:

Leasehold improvements	Term of the lease
Scientific equipment	20%
Office equipment and furniture	20%
Computer equipment and software	33.3%

Intangible assets

External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. Other intellectual property expenditures are recorded as research and development expenses on the statement of operations and comprehensive loss as incurred.

An intangible asset arising from research will not be recognized as an intangible asset and such expenditures will be recorded as research and development expenses on the statement of operations and comprehensive loss as incurred. Upon reaching the development stage, the Company will assess an intangible asset and only recognize it as such if technical feasibility, intention to use or sell, ability to use or sell, probable future economic benefits, availability and ability to develop the intangible asset are demonstrated.

Separately acquired intellectual property is shown at historical cost. The initial recognition of a reacquired right is recognized as an intangible asset measured on the basis of the remaining contractual term of the related contract regardless of whether market participants should consider potential contractual renewals when measuring its fair value. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the statement of operations. Purchased intellectual property and reacquired rights are capitalized and amortized on a straight-line basis in the statement of operations over the patent life, which is typically 20 years. The ALMS database (see note 5(b)) is being amortized over 10 years.

(4)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

Impairment of non-financial assets

Property and equipment and intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Proceeds on the issue of common share purchase warrants (warrants) are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Stock-based compensation

The Company records stock-based compensation related to employee stock options granted using the fair value at the date of grant and it is expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services and non-market performance conditions at the vesting date. The corresponding charge is to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital.

Leases

Operating lease payments are recognized in net income (loss) on a straight-line basis over the term of the lease.

(5)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in shareholders’ equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current.

Earnings (loss) per share

Basic earnings (loss) per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.

(6)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

At initial recognition, the Company classifies its financial instruments in the following categories:

i)	Financial assets and liabilities at fair value through profit or loss: a financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are presented in the consolidated statement of operations and comprehensive loss within other income (expenses) in the period in which they arise.

ii)	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents and short-term investments and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

iii)	Available for sale financial assets: Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorized into any of the other categories described above. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently recognized at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the statement of operations. Interest is determined using the effective interest method, and impairment losses and translation differences on monetary items are recognized in the statement of operations. Prior to the acquisition of Aurinia Pharma Corp., the Company’s 10% investment in Aurinia Pharma Corp. was classified as available for sale (see note 10).

iv)	Financial liabilities at amortized cost: Financial liabilities at amortized cost are composed of trade payables and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

v)	Financial liabilities at fair value: Contingent consideration provided to ILJIN (see note 14) is a financial liability recorded at fair value with subsequent changes in fair value recorded in the statement of operations.

Impairment of financial assets

•	Financial assets carried at amortized cost

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(7)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of operations. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For practical reasons, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

New standards, amendments and interpretations adopted by the Company

The following standards have been adopted by the Company for the first time for the financial year beginning on or after January 1, 2014 and could have an impact on the Company:

•	Amendment to IAS 32, Financial Instruments: Presentation on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company’s consolidated financial statements.

•	Amendments to IAS 36, Impairment of assets, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of cash generating units (CGUs), which had been included in IAS 36 by the issuance of IFRS 13. The Company has applied the amendment and there has been no significant impact on the Company’s consolidated financial statements as a result.

•	Amendment to IAS 39, Financial Instruments: Recognition and measurement on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to over-the-counter derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The amendment did not affect the Company’s financial statements.

•	IFRIC 21, Levies, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37, Provisions. The interpretation addresses the obligating event that gives rise to the payment of a levy and when a liability should be recognized. The Company is not currently subjected to significant levies so the impact on the Company is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Company.

(8)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

New standards, amendments and interpretations not yet adopted

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit and loss (P&L). The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

•	IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 by the IASB and supersedes IAS 18, Revenue, IAS 11, Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria. IFRS 15 is to be applied retrospectively or through the recognition of the cumulative effect to opening retained earnings and is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. We are currently in the process of evaluating the impact that IFRS 15 may have on our consolidated financial statements.

•	IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets, address clarification of acceptable methods of depreciation and amortization. IAS 16 and IAS 38 are amended to: (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provide a rebuttable presumption for intangible assets. The standard is effective for accounting periods on or after January 1, 2016. The Company is yet to assess IAS 16’s and IAS 38’s full impact.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and

(9)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical estimates in applying the Company’s accounting policies

•	Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 14). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate of 10%. There has been no change made to the key assumptions except for a discount rate change to 10% as at March 31, 2014 from 15% used in 2013, which reflects the Company’s reduced credit risk. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $677,000 at December 31, 2014. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $677,000 at December 31, 2014. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $212,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $232,000.

•	Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the option grant dates in 2014 this would have increased annual stock compensation expense by approximately $163,000. If the stock price volatility was lower by a factor of 10% on the grant date this would have decreased annual stock compensation expense by approximately $178,000.

(10)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

•	Fair value of warrants

Determining the fair value of warrants requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives for contingently issuable warrants (note 15(a)). Any changes in the estimates or inputs utilized to determine fair value at the grant date could have a significant impact on the Company’s operating results, liabilities or other components of shareholders’ equity. If the stock price volatility was higher by a factor of 10% this would have increased the value of the warrants (equity component) by approximately $1,098,000. If the stock price volatility was lower by a factor of 10% this would have decreased the value of the warrants (equity component) by approximately $1,189,000.

Critical judgments in applying the Company’s accounting policies

•	Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates changes, future operating results could be affected.

•	Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization, as a key indicator. In making a judgment as to whether impairment indicators exist at December 31, 2014, management concluded that there were none.

5	Plan of arrangement and acquisition of Aurinia Pharma Corp.

On February 5, 2013, the Company announced that it had signed a binding term sheet (the Term Sheet) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of shares in the Company for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. shareholders, respectively.

(11)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the Settlement Agreement) with ILJIN Life Science Co., Ltd. (ILJIN) pursuant to which, upon the successful completion of the proposed merger, the combined company would re-acquire the license previously granted to ILJIN and therefore obtain full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis, which is calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options. On June 11, 2013, a draft arrangement agreement was prepared implementing the arrangement (the Arrangement Agreement), the terms of which were subsequently negotiated by the parties. The Arrangement was intended to implement the terms of the Settlement Agreement, whereby ILJIN would receive a further ownership interest in the Company in exchange for:

i)	returning to the Company and terminating:

a)	all of its rights, licenses and obligations under the DDLA (see note 13(b)); and

b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia Pharma Corp. or Vifor (International) AG (Vifor); and

ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia Pharma Corp. or Vifor.

Upon closing of the plan of arrangement on September 20, 2013, the Company issued common shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to $10,000,000, plus up to $1,600,000 upon the merged company reaching certain financing milestones (see note 14).

The Company also acquired all of the issued and outstanding common shares of Aurinia Pharma Corp. at a ratio of approximately 19.83 common shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

a)	Settlement with ILJIN

The estimated fair value of the contract settlement with ILJIN at September 20, 2013 was $8,403,000 and has been determined to represent reacquired license rights in the amount of $4,137,000 and a loss on contract settlement of $4,266,000. Consideration paid or payable to ILJIN is as follows: the Company’s 10% interest in Aurinia Pharma Corp. of $670,000, $3,671,000 in common shares, $2,690,000 in financial milestones payable and $1,600,000 in clinical and sales milestones payable based on the estimated fair value of the pre-defined future milestone payments.

(12)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The Company’s tripartite settlement agreement with Aurinia Pharma Corp. and ILJIN resulted in the recognition of a loss on contract settlement with ILJIN of $4,266,000. This is the result of a value allocated to the intangible property rights being reacquired from ILJIN as a result of the settlement. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to under the original licensing agreement. The cash flows used to determine the value of these rights are derived from the same cash flows used to determine the reacquired right from Aurinia Pharma Corp.

b)	Acquisition of Aurinia Pharma Corp.

The Company determined that the transaction with Aurinia Pharma Corp. represented a business combination with the Company identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Aurinia Pharma Corp. on September 20, 2013.

The table below presents the allocation of the purchase price to the assets and liabilities acquired, as well as the settlement of pre-existing balances between the parties to the Arrangement Agreement prior to acquisition.

	Carrying value $	Settle pre- existing items $	Fair value adjustments $	Fair value of acquisition $

Cash	4	—	—	4
Prepaid expenses and deposits	116	—	—	116
Inventory	75	—	—	75

	195	—	—	195
Intangibles	2,302	(542)	12,813	14,573

	2,497	(542)	12,813	14,768

Accounts payable	174	(46)	—	128
Note payable	496	(496)	—	—
Deferred income taxes	—	—	3,911	3,911

	670	(542)	3,911	4,039

Net assets acquired	1,827	—	8,902	10,729

Consideration provided by the Company for the acquisition of Aurinia Pharma Corp. was 3,682,000 common shares of the Company with a fair value of $7,977,000, less $459,000 of deferred revenue that was effectively settled as a result of the business combination. The fair value of the shares issued was determined by the trading price on September 20, 2013. The $3,501,000 difference between the fair value of net consideration of $7,518,000 and the fair value of net assets acquired of $10,729,000 is recorded as a gain in other income. Acquisition costs of $251,000 have been expensed (note 17).

(13)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The Company’s acquisition of Aurinia Pharma Corp. has resulted in the recognition of a gain of $3,501,000. This is primarily as a result of the value allocated to the intangible property rights being reacquired from Aurinia Pharma Corp. as a result of the merger. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to from the Vifor License, determined over the contract life to 2029. The determination of these cash flows is subject to significant estimates and assumptions, including:

•	The amount and timing of projected future cash flows, adjusted for the probability of technical and marketing success;

•	The amount and timing of projected costs to develop voclosporin into a commercially viable treatment for lupus nephritis;

•	The discount rate selected to measure the risks inherent in the future cash flows; and

•	An assessment of voclosporin’s life-cycle and the competitive trends impacting the drug, including consideration of any technical, legal, regulatory, or economic barriers to entry.

6	Cash and cash equivalents

	December 31, 2014 $	December 31, 2013 $	January 1, 2013 $
		(restated – note 3(a))	(restated – note 3(a))

Cash at bank and on hand	2,706	1,351	185
Short-term bank deposits	20,000	470	—

	22,706	1,821	185

The interest rate on the short-term bank deposits at December 31, 2014 was 0.25% (2013 – 1.00%).

7	Short-term investment

The short-term investment, which is recorded initially at fair value and subsequently at amortized cost, using the effective interest method, is a HSBC Bank US denominated discount note with amortized cost of $9,998,000 and initial cost of $9,991,000. The note is due February 3, 2015 and has an effective interest rate of 0.18%.

(14)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

8	Property and equipment

	Leasehold improvements $	Scientific and office equipment and furniture $	Computer equipment and software $	Total $

Year ended December 31, 2014
As at January 1, 2014	—	7	30	37
Additions	34	9	15	58
Disposals	—	—	—	—
Amortization	(6)	(5)	(30)	(41)
Translation adjustment	—		(2)	(2)

Net book value	28	11	13	52

As at December 31, 2014
Cost	1,727	1,202	228	3,157
Accumulated amortization	(1,699)	(1,191)	(215)	(3,105)

Net book value	28	11	13	52

Year ended December 31, 2013
As at January 1, 2013	5	16	67	88
Additions	—	—	—	—
Amortization	(5)	(8)	(36)	(49)
Translation adjustment	—	(1)	(1)	(2)

As at December 31, 2013	—	7	30	37

As at December 31, 2013
Cost	2,431	1,744	627	4,802
Accumulated amortization	(2,431)	(1,737)	(597)	(4,765)

Net book value	—	7	30	37

As at January 1, 2013
Cost	6,038	4,218	701	10,957
Accumulated amortization	(6,033)	(4,202)	(634)	(10,869)

Net book value	5	16	67	88

For the year ended December 31, 2014, the Company disposed of fully depreciated equipment for proceeds of $4,000, resulting in a gain of $4,000 (2013 – $68,000 resulting in a gain of $68,000).

(15)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

9	Intangible assets

	Patents $	Purchased Intellectual property and reacquired rights $	Total $

Year ended December 31, 2014
Opening net book value	1,522	19,360	20,882
Additions	32	—	32
Amortization for the year	(150)	(1,286)	(1,436)
Write off of patents	(44)	—	(44)
Translation adjustment	(69)	(876)	(945)

Closing net book value	1,291	17,198	18,489

As at December 31, 2014
Cost	2,366	19,075	21,441
Accumulated amortization	(1,075)	(1,877)	(2,952)

Net book value	1,291	17,198	18,489

Year ended December 31, 2013
Opening net book value	1,892	1,139	3,031
Additions	108	—	108
Fair value of re-acquired rights from ILJIN (note 5(a))	—	4,137	4,137
Fair value of intangible assets acquired from Aurinia Pharma Corp. (note 5(b))	—	14,573	14,573
Amortization for the year	(165)	(416)	(581)
Impairment of patents	(202)	—	(202)
Translation adjustment	(111)	(73)	(184)

Closing net book value	1,522	19,360	20,882

As at December 31, 2013
Cost	2,644	19,979	22,623
Accumulated amortization	(1,122)	(619)	(1,741)

Net book value	1,522	19,360	20,882

As at January 1, 2013
Cost	2,714	1,357	4,071
Accumulated amortization	(822)	(218)	(1,040)

Net book value	1,892	1,139	3,031

(16)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

As a result of the Arrangement Agreement as described in note 5, the Company recognized re-acquired rights from ILJIN and Aurinia Pharma Corp. in the total amount of $18,710,000. The re-acquired rights represent the value of discounted cash flows expected to arise from the return of the licenses granted under the ILJIN DDLA (note 13(b)) and the Vifor License and ILJIN License Back (note 13(a)).

On February 14, 2014, the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Inc. (Ciclofilin) whereby it divested its early stage research and development NICAMs asset, consisting of intellectual property, including patent applications and know-how to Ciclofilin. Consideration will consist of future contingent milestones and a royalty. Due to the early stage of development of this technology and the contingent nature of the consideration to be received by the Company, the Company recognized an impairment against the entire capitalized cost of the NICAMs patent portfolio ($202,000) at December 31, 2013.

10	Investment

	December 31, 2014 $	December 31, 2013 $
		(restated – note 3(a))

Opening fair value	—	595
Shares received from Aurinia Pharma Corp.	—	—
Change in fair value to date of disposal (note 18)	—	75
Shares provided to ILJIN (note 5(a))	—	(670)

Closing fair value	—	—

The Company’s investment in Aurinia Pharma Corp. was carried at fair value, with changes in fair value recognized in other comprehensive income (OCI). Since Aurinia Pharma Corp.’s shares did not trade in a public market, the Company used a form of comparable company valuation approach to determine fair value, categorized as Level 3 in the fair value hierarchy. Due to the unique nature of Aurinia Pharma Corp.’s primary assets, being its license agreement with the Company and its intellectual property related to lupus nephrology research, management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it compared the value of Aurinia Pharma Corp. to the value of the Company based on the planned merger of the entities and the relative valuation formula agreed to by the parties and approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach resulted in a fair value of the investment of $670,000 at September 20, 2013. Pursuant to the plan of arrangement as described in note 5 the Company transferred its ownership interest in Aurinia Pharma Corp. to ILJIN. The Company recorded a gain of $75,000 on the statement of operations in 2013 upon disposal of this investment.

(17)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

11	Accounts payable and accrued liabilities

	December 31, 2014 $	December 31, 2013 $	January 1, 2013 $
		(restated – note 3(a))	(restated – note 3(a))

Trade payables	1,392	1,105	1,165
Other accrued liabilities	390	436	288
Employee and director related accruals	682	560	153
Payroll taxes payable	—	36	17
Accrued severance costs	—	767	—

	2,464	2,904	1,623

12	Drug supply loan

As at December 31, 2013, the Company had a drug supply loan in the amount of $1,318,000 (CA$1,402,000) (January 1, 2013 - $1,707,000 (CA$1,698,000)) payable to Paladin Labs Inc. (Paladin).

The terms of repayment were as follows:

i)	The Company was to pay Paladin CA$100,000 per month, commencing 15 days after the successful completion of the Company raising a minimum of CA$3,000,000 in financing which occurred on September 20, 2013;

ii)	Any outstanding balance was due on or before December 31, 2014;

iii)	Interest on the outstanding balance was at a rate of 10%, compounded monthly for the first 12 months, commencing upon first payment, and then payable at a rate of 18%, compounded monthly after the first 12 months. The Company had the right to prepay the balance owing on the outstanding balances, plus accrued interest to the date of prepayment, at any time without penalty.

The Company repaid the loan in full during the first quarter ended March 31, 2014.

(18)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

13	Revenue and deferred revenue

	2014 $	2013 $
		(restated – note 3(a))

Revenue is composed of Licensing revenue
3SBio	118	128
Aurinia Pharma Corp.	—	34
Lux	—	698

	118	860
Research and development revenue-Paladin	100	107
Contract services	60	2

	278	969

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

a)	Licensing and Collaboration Agreement with Aurinia Pharma Corp.

The Company signed a global Licensing and Collaboration Agreement (LCA) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the Vifor License). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the Vifor Territory). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. On December 13, 2012, the LCA was assigned by Vifor to Aurinia Development Corp, a subsidiary of Aurinia Pharma Corp.

In order for these rights to be licensed to Vifor, ILJIN had provided a License Back of certain rights especially for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012, pursuant to the LCA, the Company received as a milestone payment, an investment in Aurinia Pharma Corp. Aurinia Pharma Corp. issued the Company a share certificate representing 10% of the common shares of Aurinia Pharma Corp. Aurinia Pharma Corp. had the option of granting the Company these shares or $595,000. The Company determined that the fair value of the shares in Aurinia Pharma Corp. approximated $595,000 and therefore recorded the value of the investment in Aurinia Pharma Corp. shares at $595,000 (see note 10). The Company had recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceeded a certain amount. Until September 20, 2013, deferred revenue was being amortized into licensing revenue as the Company incurred the costs related to meeting its obligations under the LCA. Effective with the acquisition of Aurinia Pharma Corp. (as described in note 5), the remaining balance of deferred revenue of $459,000 as at September 20, 2013 was an adjustment to the purchase consideration.

(19)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

b)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the Effective Date) the Company completed a Development, Distribution and License Agreement (the DDLA) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of $5,000,000. In addition, ILJIN was to purchase 90,700,000 common shares (pre-conversion) of the Company for gross proceeds of $19,875,000 in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (JSC) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4,500,000 of the license fee and the first private placement tranche of $2,375,000 on January 28, 2011, which was the effective date of the Agreement. The Company issued 11,500,000 common shares (pre-conversion) at a price of $0.207 per share to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay $500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares (pre-conversion) of the Company issued from treasury for an aggregate subscription price of $8,500,000. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares (pre-conversion) of the Company issued from treasury for an aggregate subscription price of $9,000,000.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid.

The Company received notification in March 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (ICC) Court of Arbitration relating to the Company’s termination of the DDLA.

In November 2012, the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. In January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

On September 20, 2013, the Company, ILJIN and Aurinia Pharma Corp. completed a plan of arrangement whereby the DDLA was terminated as more fully described in note 5.

(20)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

c)	Development, Distribution and License Agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (3SBio) completed a Development, Distribution and License Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1,500,000, which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue is being amortized into licensing revenue on a straight-line basis to 2022.

d)	Development, Distribution and License Agreement with Lux Biosciences, Inc.

Upon signing a Distribution and License Agreement (DDLA) with Lux Biosciences, Inc. (Lux) in 2006, Isotechnika Inc. received an upfront payment of $3,000,000 which was recorded as deferred revenue. The balance of deferred revenue remaining as at January 1, 2011 was being recorded as revenue on a straight-line basis as the Company incurred costs related to meeting its remaining obligation of maintaining the patent portfolio. In late December 2012, the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint. In December 2013, the Company received notice from Lux, that it would be ceasing operations and returning the license to the Company. As a result, on December 31, 2013, the Company determined it had no further obligations pursuant to the DDLA and recorded the remaining balance of deferred revenue associated with the Lux DDLA as licensing revenue in the statement of operations and comprehensive loss. The Company and Lux signed the Termination, Assignment and Assumption Agreement on February 27, 2014.

e)	Plan of Arrangement with Paladin Labs Inc.

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period from July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ends in June 2016.

(21)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

14	Contingent consideration

As described in note 5(a) the Company has recorded the contingent consideration payable to ILJIN resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp., and ILJIN, at fair value.

There were two categories of contingent consideration. The first was a financing milestone of $1,600,000 payable upon the Company completing a financing of up to $10,000,000. The Company closed a $52,000,000 private placement on February 14, 2014 and accordingly this financing milestone was paid to ILJIN by the Company in February 2014.

The second category of contingent consideration relates to payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones. If all milestones are met, the timing of these payments is expected to occur as follows:

$

2016	2,000,000
2017	2,000,000
2019	4,000,000
2020	2,000,000

The fair value of this portion of contingent consideration as at December 31, 2014 was estimated to be $3,473,000 (December 31, 2013 – $2,690,000) and was determined by applying the income approach. The fair value estimates as at December 31, 2014 were based on a discount rate of 10% and an assumed probability adjusted payment range between 35% and 70%. This is a Level 3 recurring fair value measurement. The revaluation expense adjustment for the year ended December 31, 2014 was $848,000 and was comprised of $315,000 to reflect the reduction in time until reaching the milestone dates and $533,000 to reflect the reduction of the discount rate to 10% at March 31, 2014 from 15% as at December 31, 2013, with the probabilities for payments being the same.

The fair value of this portion of contingent consideration at December 31, 2013 was estimated to be $2,690,000 and was determined by applying the income approach. The fair value estimates at December 31, 2013 were based on a discount rate of 15% and an assumed probability-adjusted payment range between 35% and 70%.

(22)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

15	Share capital

a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common shares
	Number	$
Issued	(in thousands)	(restated – note 3(a))

Balance as at January 1, 2014	12,375	220,908
Issued pursuant to February 14, 2014 private placement	18,919	38,748
Share issue costs related to private placement	—	(2,751)
Issued pursuant to exercise of warrants	524	1,589

Balance as at December 31, 2014	31,818	258,494

Balance as at January 1, 2013	3,857	204,684
Issued pursuant to June 26, 2013 private placement	453	408
Issued to ILJIN pursuant to plan of arrangement (note 5(a))	1,694	3,671
Issued on acquisition of Aurinia Pharma Corp. (note 5(b))	3,682	7,959
Issued pursuant to September 20, 2013 private placement	2,687	4,179
Issued pursuant to exercise of stock options	2	7

Balance as at December 31, 2013	12,375	220,908

On February 14, 2014, the Company completed a $52,000,000 private placement (the Offering). Under the terms of the Offering, the Company issued 18,919,404 units (the Units) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The warrant holder may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a weighted average market price less the exercise price with the difference divided by the weighted average market price. In addition, the Company signed a Registration Rights Agreement with subscribers to register its common shares with the Securities and Exchange Commission (SEC).

(23)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

Share issue costs included a 7.5% cash commission of $3,495,000 paid to the placement agents and filing, legal and escrow fees of $198,000 directly related to the Offering of which $203,000 were allocated to the contingent warrants and expensed in the period.

In addition, in the event that the Company would not be able to reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants would be issued for each Unit purchased by a subscriber for every additional 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6,621,791 additional Warrants (Board Warrants).

If the Company did not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6,621,791 additional Warrants (NASDAQ Warrants). All securities issued in connection with the Offering were subject to a four-month hold period from the date of issuance in accordance with applicable securities law, which expired on June 15, 2014.

The Board Warrants and NASDAQ Warrants were contingently issuable and since the number of warrants to be issued was variable, they met the definition of financial liabilities under IFRS, which needed to be measured at fair value at each reporting period. As such, the warrant liabilities were recurring fair value measures categorized in Level 3 of the fair value hierarchy. The value of each warrant was calculated using the Black-Scholes method (with significant assumptions as disclosed in section (b) below) which resulted in an individual warrant value of $2.20. The number of warrants expected to be issued, which is dependent on the probability of the expected outcomes and timing of those outcomes, was an unobservable input which was initially estimated at February 14, 2014.

As there was a degree of uncertainty in achieving the reduction of its Board to seven directors and obtaining a NASDAQ listing, the Company recorded an initial warrant liability of $2,834,000 related to the contingently issuable warrants. Management used weighted average probability factors of 3% for Board Warrants and 16% for NASDAQ Warrants in determining the contingent settlement liability.

On May 7, 2014, the Company held its Annual General and Special Shareholder Meeting at which the shareholders approved the composition of the Board at seven directors, therefore extinguishing the Board Warrant liability relating to this condition. As a result, the Company recorded a gain on extinguishment of warrant liability of $438,000 in other expense (income) in the second quarter ended June 30, 2014.

On September 2, 2014, the Company obtained a listing on the NASDAQ Global Market, therefore extinguishing the warrant liability relating to the condition of obtaining a NASDAQ listing. As a result the Company recorded a gain on extinguishment of warrant liability of $1,750,000 in other expense (income) in the third quarter ended September 30, 2014. The Company had previously recorded a gain on re-measurement of warrant liability of $646,000 in other expense (income) in the second quarter ended June 30, 2014.

On September 20, 2013, the Company closed a Second Unit Offering private placement, raising gross proceeds of $5,777,000 by the issuance of 2,687,000 units at a price of CA$2.25 per unit. Each unit consisted of one common share and one half of a whole non-transferable Second Offering warrant. Each whole Second Unit warrant is exercisable at CA$2.50 for a period of three years from the closing date. The fair value attributed to the warrants using the Black-Scholes option pricing model was $1,237,000.

(24)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The Company paid a cash commission of $236,000, issued 20,000 Second Offering units at a deemed value of CA$2.25 per share and 102,067 broker warrants to the agents. The broker warrants are exercisable at a price of CA$2.25 and will expire three years from the closing date. The Company recorded share-based compensation of $43,000 and $125,000 to the broker units and broker warrants respectively as share issue costs.

On June 26, 2013, the Company closed a First Unit Offering private placement, raising gross proceeds of $996,000 by the issuance of 453,000 units at a price of CA$2.25 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at CA$2.50 for a period of five years from the closing date. The issue of the warrants was subject to shareholder approval which was received at the August 15, 2013 Special and Annual Shareholder meeting. No fair value was attributed to the warrants until shareholder approval was received. Upon shareholder approval, the Company recorded an adjustment to attribute $458,000 as the fair value of these warrants. The Company paid a 7% cash commission of $605,000 on the private placement and issued 19,273 broker warrants. The broker warrants are exercisable at a price of CA$2.25 and will expire five years from the closing date. Related to this the Company recorded share-based compensation of $32,000 as a share issue cost and a fair value adjustment to warrants. In addition the Company incurred legal and other advisory fees of $89,000 to complete the private placement.

In order to help fund its operations in the first half of 2013, the Company received loans in April 2013, from Dr. Richard Glickman, who was a major Aurinia Pharma Corp. shareholder, and ILJIN consisting of the issuance of zero-coupon promissory notes in the principal amount of $195,500 each for a total of $391,000. Dr. Glickman and ILJIN subscribed for Units in the June 26, 2013 private placement in the amount of $199,500 each and the promissory notes were cancelled.

b)	Warrants

	Warrants
	Number	$
Issued	(in thousands)	(restated – note 3(a))

Balance as at January 1, 2014	2,318	2,256
Issued pursuant to February 14, 2014 private placement	4,730	10,418
Share issue costs allocated to warrants	—	(739)
Warrants exercised	(523)	(406)
Warrants expired	(71)	(46)

Balance as at December 31, 2014	6,454	11,483

Balance as at January 1, 2013	387	417
Issued pursuant to June 26, 2013 private placement	472	458
Issued on acquisition of Aurinia Pharma Corp. (note 5)	14	18
Issued pursuant to September 20, 2013 private placement	1,445	1,363

Balance at December 31, 2013	2,318	2,256

The warrants issued on acquisition of Aurinia Pharma Corp. are exercisable at CA$2.00 per share until December 31, 2018.

(25)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

On June 18, 2008, pursuant to a debt financing, the Company issued 8,028 warrants to purchase common shares at a price of CA$50.00 per common share. These warrants expire June 18, 2015. The fair value attributed to the warrants using the Black-Scholes option pricing model was $172,000.

The Company uses the Black-Scholes warrant pricing model to estimate the fair value of the warrants. The following weighted average assumptions were used to estimate the fair value of the warrants granted during the years ended December 31, 2014 and December 31, 2013:

	2014	2013

Annualized volatility	85%	92.9%
Risk-free interest rate	1.52%	1.5%
Expected life of warrants in years	5 years	3.5 years
Dividend rate	0.0%	0.0%
Exercise price	$3.22	$2.35
Market price on date of grant	$3.27	$2.12
Fair value per common share warrant	$2.20	$1.41

Expiry date	Number (in 000s)	Weighted average exercise price $

Exercisable in CA$
June 18, 2015 (CA$50)	8	43.10
September 20, 2016 (CA$2.25 and CA$2.50)	1,365	2.15
June 26, 2018 (CA$2.25 and CA$2.50)	337	2.15
December 31, 2018 (CA$2.00)	14	1.72

Exercisable in US$
February 14, 2019	4,730	3.22

	6,454	2.98

c)	Stock options and compensation expense

The maximum number of common shares issuable under the 2012 Option Plan is equal to 10% of the issued and outstanding common shares at the time the common shares are reserved for issuance. As at December 31, 2014 there were 31,818,000 common shares of the Company issued and outstanding, resulting in a maximum of 3,181,800 options available for issuance under the 2012 Stock Option Plan. As at December 31, 2014 an aggregate total of 1,376,000 options were outstanding, representing 4.3% of the issued and outstanding common shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

(26)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

A summary of the status of the Company’s stock option plans as of December 31, 2014 and 2013 and changes during the years ended on those dates is presented below:

	2014		2013
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$

Outstanding – Beginning of year	276	5.04	321	5.50
Granted	1,212	3.51	—	—
Exercised	—	—	(2)	2.50
Expired	(34)	7.50	(7)	15.75
Cancelled and forfeited	(78)	4.56	(36)	5.99

Outstanding – End of year	1,376	3.68	276	5.04

Options exercisable – End of year	843	3.71	244	4.76

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CA$3.50) per common share. The options are exercisable for a term of ten years and vest over specific time periods with the exception of 50,000 options which vested during the year upon the Company achieving a specific milestone. On November 18, 2014 the Company granted 20,000 stock options to a new director of the Company at a price of $3.44 (CA$3.91) per common share. The options are exercisable for a term of five years and vest over twelve months. For the year ended December 31, 2013, the Company did not grant any stock options.

Application of the fair value method resulted in charges to stock-based compensation expense of $2,186,000 for the year ended December 31, 2014 (2013 – $230,000) with corresponding credits to contributed surplus. For the year ended December 31, 2014, stock compensation expense has been allocated to research and development expense in the amounts of $nil (2013 – $98,000) and corporate and administration expense in the amounts of $1,933,000 (2013 – $135,000) and restructuring costs in the amount of $253,000 (2013 – $nil).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2014.

(27)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The following weighted average assumptions were used to estimate the fair value of the options granted during the year ended December 31, 2014:

Annualized volatility	85%
Risk-free interest rate	1.73%
Expected life of options in years	7.1 years
Estimated forfeiture rate	11.9%
Dividend rate	0.0%
Exercise price	$3.19
Market price on date of grant	$3.19
Fair value per common share option	$2.38

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term taking into account expected employee exercise and expected post-vesting employment termination behaviour.

The following table summarizes information on stock options outstanding at December 31, 2014:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding	Weighted average remaining contractual life (years)	Number outstanding
	(in thousands)		(in thousands)

3.50	1,286	8.89	791
3.91	20	4.88	1
7.00	70	1.59	51

	1,376	8.46	843

(28)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

16	Nature of expenses

	2014	2013
	$	$
		(restated – note 3(a))

Research and development
Study contracts, consulting and other outside services	6,584	181
Wages and employee benefits	1,030	856
Drug supply and distribution	894	373
Patent annuity and legal fees	316	307
Travel	212	27
Other	114	9
Rent, utilities and other facility costs	—	325
Stock compensation expense	—	98

	9,150	2,176
Less: Government assistance (i)	(38)	(184)

	9,112	1,992

i)	The Company has recognized Alberta refundable research and development tax credits for the year ended December 31, 2014 in the amount of $38,000 (2013 – $17,000).

Further, the Company had previously signed contribution agreements with National Research Council Canada (NRC) whereby the NRC provided government assistance in the form of Industrial Research Assistance Program (IRAP) grants to cover specific salaries and contractor fees related to the development of the Company’s Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) program. The Company recorded funding of $nil for the year ended December 31, 2014 (2013 – $167,000) which was recognized as a reduction of research and development expenses. The rights and obligations under these contribution agreements were transferred to Ciclofilin Pharmaceuticals Corp. upon the divestiture of the NICAMs as discussed in note 17).

	2014	2013
	$	$
		(restated – note 3(a))

Corporate, administration and business development
Wages and benefits	2,003	1,038
Stock compensation expense	1,933	132
Professional and consulting fees and services	952	392
Trustee fees, filing fees and other public company costs	732	134
Directors fees	455	189
Travel and promotion	295	124
Rent, utilities and other facility costs	291	165
Office, insurance, information technology costs and other	229	124

	6,890	2,298

(29)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

17	Acquisition and restructuring costs

	2014	2013
	$	$
		(restated – note 3(a))

Severance, moving costs and other	475	1,262
Provision for loss on sublease agreement	340	—
Stock compensation expense	253	—
Acquisition	—	251

	1,068	1,513

The Company recorded restructuring costs related to the shutdown of the Edmonton lab facility in 2014 and the transfer of the head office and all business operations except for the finance function to Victoria, British Columbia. The finance group also moved to smaller premises during the year. These restructuring costs included moving costs, retention and/or severance costs and a provision for the estimated loss on the sublease agreement related to the Edmonton lab facility in the amount of $340,000. The remaining $271,000 provision for restructuring costs liability as at December 31, 2014 is reflected on the balance sheet as $155,000 in current liabilities and $116,000 as a non-current liability as the term of the sublease extends to September 30, 2016.

In addition, the Company recorded restructuring costs related to its divestiture of its early stage NICAMs assets. On February 14, 2014, the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (Ciclofilin), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $nil at the time of the disposition and as at December 31, 2014.

The Company recorded $216,000 of restructuring costs related to the NICAMs in 2014. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date. The Company also recorded as restructuring costs in 2014, stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

The Company recorded restructuring costs of $1,262,000 for the year ended December 31, 2013 which consisted primarily of severance provisions resulting from personnel changes upon completion of the plan of arrangement on September 20, 2013.

(30)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

18	Other expense (income), net

	2014	2013
	$	$
		(restated – note 3(a))

Finance income
Interest income	(65)	(3)

Finance costs
Interest on drug supply loan	30	102
Interest on finance lease	—	1

	30	103

Other
Gain on extinguishment of warrant liability (note 15)	(2,188)	—
Gain on re-measurement of warrant liability (note 15)	(646)	—
Revaluation adjustment on contingent consideration (note 14)	848	—
Share issue costs allocated to warrant liability	203	—
Foreign exchange loss	119	184
Gain on disposal of equipment	(4)	(68)
Loss on contract settlement with ILJIN (note 5(a))	—	4,266
Gain on acquisition of Aurinia Pharma Corp. (note 5(b))	—	(3,501)
Realized gain on disposal of investment in Aurinia Pharma Corp. (note 10)	—	(75)

	(1,668)	806

	(1,703)	906

19	Income taxes

As at December 31, 2014, the Company has available Canadian non-capital losses in the amount of $40,156,000 (2013 – $24,732,000) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $904,000 (2013 – $675,000) available to reduce future Canadian income taxes otherwise payable.

The Company has available US net operating losses in the amount of $41,000 (2013 – $97,000) to reduce US taxable income in future years.

(31)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The losses and credits will expire as follows:

	Net operating losses carried forward	Non-capital losses carried forward	Federal investment tax credits
	$	$	$

2015	—	632	36
2029	—	3,930	59
2030	—	2,793	334
2031	—	2,120	220
2032	—	8,618	98
2033	41	6,592	157
2034	—	15,741	—

As at December 31, 2014 and December 31, 2013, temporary differences for which no deferred tax asset was recognized were as follows:

	2014	2013
	$	$

Deferred tax assets (liabilities)
Loss carry-forwards	10,062	7,089
Share issue costs	806	156
Deferred revenue	517	349
Property and equipment	1	(71)
Intangible assets	622	(2,352)
Other	20	(3)

	12,028	5,168
Potential tax assets not recognized	(12,028)	(5,168)

Net deferred tax assets	—	—

Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the statement of financial position.

The difference between the expected income tax recovery based on a 25.0% (2013 – 25.0%) Canadian statutory tax rate and the actual income tax recovery is summarized as follows:

	2014	2013
	$	$

Expected recovery at the statutory rate	(4,162)	(1,643)
Non-deductible expenses including stock compensation	42	56
Non-deductible portion of capital gain	1	(17)
Unrecognized deductible temporary differences	4,119	(1,958)
Impact of substantively enacted rates	—	(349)

Total income tax recovery	—	(3,911)

(32)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

20	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2014 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the years ended December 31, 2014 and December 31, 2013 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2014	2013
	$	$
		(restated – note 3(a))

Net loss for the year	(16,647)	(2,662)

		Number (in thousands)

Weighted average common shares outstanding	29,158	6,344

	$	$

Net loss per common share (expressed in $ per share)	(0.57)	(0.42)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2014 Number	2013 Number
	(in thousands)	(in thousands)

Stock options	1,376	276
Warrants	6,454	2,318

	7,830	2,594

(33)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

21	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic information reflects revenue based on customer location.

Geographic information

	2014	2013
	$	$
		(restated – note 3(a))

Revenue
Canada	160	143
China	118	128
United States	—	698

	278	969

22	Supplementary cash flow information

Net change in other operating assets and liabilities:

	2014	2013
	$	$
		(restated – note 3(a))

Accounts receivable	9	67
Prepaid expenses and other	(593)	(100)
Prepaid deposits	(141)	(156)
Accounts payable and accrued liabilities	(308)	1,485
Drug supply loan	(1,197)	(285)

	(2,230)	1,011

Interest paid	30	102

Interest received	47	3

(34)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

23	Related parties

Compensation of key management

Key management includes Directors and Officers of the Company.

Compensation awarded to key management was composed of the following:

	2014	2013
	$	$
		(restated – note 3(a))

Salaries and short-term employee benefits	1,768	1,286
Bonuses accrued or paid	921	—
Severances	—	1,208
Director fees	456	192
Stock-based compensation	2,186	128

	5,331	2,814

The Company recorded $34,350 of legal fees for the period June 16, 2014 to December 31, 2014 in the normal course of business to the law firm of which a partner is the Company’s corporate secretary. The partner became the Company’s corporate secretary on June 16, 2014.

24	Commitments and contingencies

The Company entered into an agreement, effective June 1, 2014, to sublease 4,418 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. Therefore the estimated base rent plus operating costs on a monthly basis for the three-year period is as follows:

•	June 1, 2014 to May 31, 2015 - $9,000 per month

•	June 1, 2015 to May 31, 2016 - $9,000 per month

•	June 1, 2016 to May 31, 2017 - $10,000 per month

The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease is for a term of two years commencing on January 1, 2015 at a cost of approximately $1,500 per month.

The Company also entered into a one year agreement to rent an office in a shared office facility in Bellevue, Washington commencing November 1, 2014 at a cost of approximately $2,000 per month.

(35)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

On October 1, 2013, the Company reduced its leased lab premises cost in Edmonton, Alberta by entering into a three-year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing. The Sublease cost is approximately $19,000 monthly and includes base rent, utilities and operating costs. The Company has paid the head lessee a deposit of $145,000 for the last 7.4 months of rent, which has not been deducted from operating lease obligation figures below. The Company in turn, effective October 15, 2014 has subleased out this 9,000 square feet space for approximately $7,000 per month for the remaining term of the sublease, which runs until September 30, 2016. This sublease revenue has not been netted in the operating lease obligations noted above (see note 17 – provision for loss on sublease).

The Company has entered into contractual obligations for services and materials required for the Phase IIb clinical trial and other operational activities.

Future minimum lease payments for its premises and the minimum amount to exit the Company’s contractual commitments are as follows:

	Operating lease	Purchase obligations
	$	$

2015	382	501
2016	307	—
2017	51	—
2018	—	—

	740	501

The Company sub-leased certain laboratory and office space in its premises and received sublease payments of $124,000 for the year ended December 31, 2014 (2013 – $138,000) which has been netted against gross rent expense of $405,000 ($2013 – $408,000).

•	Contingencies

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company

(36)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

25	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings and private placements of common shares. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

26	Financial instruments and fair values

As explained in note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the statement of operations and comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for most liabilities, amortized cost.

In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

(37)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, drug supply payable, and financing milestones payable to ILJIN (note 14) approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of long-term contingent consideration is included in note 14 and information on the fair value of investments is included in note 10.

Financial risk factors

The Company’s activities can expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

•	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed in note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s budget, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in bankers’ acceptances and/or guaranteed investment certificates with 30 to 90 day maturities to ensure the Company’s liquidity needs are met. The short-term investment consists of a discount bank note with a term of 180 days.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt.

All of the Company’s financial liabilities are due within one year except for the contingent consideration as described in note 14.

•	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable, accounts payable and accrued liabilities bear no interest.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid guaranteed investment certificates and bankers’ acceptances. The Company’s exposure to interest rate risk at December 31, 2014 is considered minimal.

(38)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

•	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the Canadian dollar:

2014
$

Cash and cash equivalents	138
Accounts receivable	60
Accounts payable and accrued liabilities	(860)

Net exposure	(662)

Reporting date rate 2014
$

CA$ – US$	0.862

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the Canadian dollar would have increased the net loss by $66,000 assuming that all other variables remained constant. An assumed 10% weakening of the Canadian dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

The following table presents, in Canadian dollars, the Company’s exposure to the US dollar for 2013:

2013
$

Cash and cash equivalents	4
Accounts receivable	1
Accounts payable and accrued liabilities	(422)
Contingent consideration	(4,563)

Net exposure	(4,980)

Reporting date rate 2013
$

US$ – CA$	1.064

(39)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(expressed in US dollars, tabular amounts in thousands)

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the Canadian dollar would have decreased the net loss by CA$497,000, assuming that all other variables remained constant. An assumed ten percent weakening of the Canadian dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

•	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

27	Subsequent event

Stock option grant

On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of CA$4.25 (US$3.61) per common share.

Stock option and warrant exercise

Subsequent to year-end, the Company issued 143,000 common shares upon the exercise of 143,000 warrants for proceeds of CA$343,000 and issued 25,000 common shares upon the exercise of 25,000 stock options for proceeds of CA$87,000.

(40)